UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report
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Global Payments Inc.
(Exact name of registrant as specified in its charter)
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Georgia	001-16111	58-2567903
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3550 Lenox Road Atlanta, Georgia 30326
(Address of principal executive offices, including zip code)

David L. Green Senior Executive Vice President, General Counsel and Corporate Secretary (770) 829-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Based in Atlanta, Georgia, and traded on the New York Stock Exchange under the symbol “GPN,” Global Payments Inc. (“Global Payments” or the “Company”) is a leading pure play payments technology company providing cutting edge payments and software solutions to approximately 3.5 million merchant locations and more than 1,300 financial institutions across more than 100 countries throughout North America, Europe, Asia-Pacific and Latin America. The Company’s technologies, services and employee expertise enable it to provide a broad range of solutions that allow its customers to operate their businesses more efficiently across a variety of channels around the world. As of December 31, 2020, the Company operated in three reportable segments: Merchant Solutions, which accounted for approximately 63% of the Company’s revenues in 2020; Issuer Solutions, which accounted for approximately 26% of the Company’s revenues in 2020; and Business and Consumer Solutions, which accounted for approximately 11% of the Company’s revenues in 2020.

In September 2019, the Company consummated its merger with Total System Services, Inc. (“TSYS”) (the “Merger”). Prior to the Merger, the Company did not manufacture or contract to manufacture any products that contained conflict minerals that are necessary to the functionality or production of such products. Prior to the Merger, TSYS was a SEC reporting company that filed a Form SD with the SEC for certain of its products that it contracts to manufacture. Because the Company has yet to fully integrate TSYS’s enterprise resource planning systems into the Company’s systems and does not manufacture or contract to manufacture any products that contain conflict minerals that are necessary to the functionality or production of such products other than those related to the TSYS business, the Company continues to rely on TSYS’s existing supply chain survey process, which the Company has determined, after conducting appropriate due diligence, was sufficiently rigorous to satisfy its own risk-based due diligence standards for the calendar year 2020 reporting period. The Company does not directly manufacture any products that contain conflict minerals that are necessary to the functionality or production of such products. This Form SD covers products that relate to the former TSYS business that was acquired by the Company and that the Company contracts to have manufactured.

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, the Company has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2020 to December 31, 2020 (the “Reporting Period”), the Company has no reason to believe that any conflict minerals that are necessary to the functionality or production of such products may have originated in the Democratic Republic of the Congo or an adjoining country (collectively the “Covered Countries”), as those terms are defined by the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry

The Company follows a conflict minerals policy and related procedures focused on its commitment to sourcing components and materials from suppliers that share the Company’s ethical values and that support compliance with the Securities and Exchange Commission’s regulations as well as the Company’s disclosure obligations related to conflict minerals. These policies and related procedures have guided the Company’s continued development and deployment of internal systems, supply chain due diligence efforts and, ultimately, the Company’s RCOI conducted in connection with this Form SD.

Throughout 2020, the Company’s conflict minerals efforts, and RCOI process, were designed to confirm conflict mineral content in the products the Company contracted to manufacture, further obtain transparency into its product supply chain for such products, and, more generally, to increase engagement from its suppliers concerning conflict minerals issues. The specific goal of the Company’s RCOI was to determine whether the conflict minerals in its relevant products originated in the Covered Countries. In part, the Company’s 2020 RCOI process included:

•maintaining a long-term working group comprised of representatives from the Company’s operational, legal and supply chain functions, as well as external advisors with conflict minerals expertise;

•surveying the Company’s suppliers to verify critical information about the presence and origin of conflict minerals contained in the products they supply to the Company;

•communicating diligently with any significant suppliers that did not timely respond to surveys or provided incomplete surveys; and

•analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD.

Specifically, the Company arrived at the determination described in this Form SD by conducting, in good faith, its RCOI regarding the conflict minerals that (i) the Company identified as necessary to the functionality or the production of the products that it contracted to have manufactured and (ii) were subject to review in this Reporting Period. For purposes of the Company’s conflict minerals analysis in this Form SD, the Company considered the specific products that the Company contracted to manufacture for which the manufacturing process was completed during the Reporting Period. Therefore, in connection with this Form SD, the term “Completed Products” refers to the specific products that the Company contracted to manufacture, and the manufacturing process was completed during the Reporting Period.

The Company does not directly purchase any conflict minerals, nor does the Company have any direct relationship with any mines or smelters that process these minerals. As part of the RCOI, the Company identified its suppliers that delivered products, materials or supplies to the Company from January 1, 2020 through December 31, 2020, and surveyed these suppliers soliciting information concerning the presence, if any, and source, of conflict minerals in the items supplied to the Company. The Company also required its direct suppliers of materials for covered products to complete certifications concerning their manufacturing practices and the materials they supply to the Company. In connection with this process and pursuant to further inquiries by the Company’s internal working group, the Company was able to determine that the great majority of suppliers whose products were included in the Company’s Completed Products either did not provide conflict minerals or did not provide the Company with a reason to believe that the conflict minerals contained in such products originated in the Covered Countries. Upon further internal review, the small percentage of non-responsive suppliers likewise provided no reason to believe that any conflict minerals contained in their supplied products originated in the Covered Countries.

Determination

Based on the results of the Company’s RCOI, the Company has determined that, with respect to necessary conflict minerals in its Completed Products, the Company has no reason to believe that these conflict minerals may have originated in the Covered Countries.

Additional Information

A copy of our conflict minerals policy can be found at www.globalpaymentsinc.com, under “Investor Relations—Governance—Governance Documents”, and the information contained in this Form SD can be found at www.globalpaymentsinc.com, under “Investor Relations—Financials—SEC Filings,” but the contents of our website are not incorporated by reference into, and are not otherwise a part of, this Form SD.

This Form SD contains statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects,” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its Form 10-K for the fiscal year ended December 31, 2020 and other forms filed by the Company with the SEC.

Item 1.02 Exhibit
    Not applicable.
Section 2 - Exhibits
Item 2.01 Exhibits
    Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GLOBAL PAYMENTS INC.
(Registrant)

/s/ David L. Green	June 1, 2021
David L. Green Senior Executive Vice President, General Counsel and Corporate Secretary	(Date)